UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NO. 0-20292

CUSIP NUMBER 032092 30 6

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ampex Corporation
Full Name of Registrant

Former Name if Applicable

1228 Douglas Avenue
Address of Principal Executive Office (Street and Number)

Redwood City, California 94063-3199
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 30, 2008, Ampex Corporation and its U.S. subsidiaries (collectively, “Ampex” or the “Company”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). In July 2007, the Company began to report that it was engaged in negotiations with its largest unsecured creditor and certain secured creditors to develop a consensual plan that would provide for the orderly restructuring of its indebtedness. These negotiations resulted in a pre-negotiated plan of reorganization (the “Plan”), as evidenced by a Plan Support Agreement dated as of March 30, 2008, which was filed with the U.S. Bankruptcy Court in connection with the Company’s chapter 11 case.

The Company could not file its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) within the prescribed period because additional time is required to complete the financial statements, footnotes and disclosures in order to incorporate information contained in the Plan and the related Disclosure Statement in connection with its filing for relief under chapter 11 of the Bankruptcy Code. The Company currently expects to be able to file its 2007 Form 10-K within fifteen calendar days following the prescribed due date, but there can be no assurance that it will be able to do so.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Joel D. Talcott, Esq.	(650)	367-3330
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ampex will report significant changes in its operating results between 2006 and 2007, primarily due to fluctuations in revenues, patent litigation costs and other operating expenses incurred by its licensing segment and recorders segment, as set forth below.

Total revenues are expected to increase by $5.6 million, or 15.5%, in 2007 over 2006, due in part to increased licensing revenue resulting from a $1.9 million negotiated settlement received in 2007 covering a prepayment of royalty obligations through 2011, whereas no such settlements were received in 2006. Revenues of the Company’s recorders segment are expected to increase by $3.9 million, or 15.6%, in 2007 over 2006 as new product sales more than offset the decline in service revenues associated with older tape-based products.

Costs and operating expenses are expected to decline by $3.2 million, or 8.2%, primarily due to a decline in patent litigation costs of $8.1 million from 2006 to 2007. Such declines were partially offset by higher cost of sales, research and development costs and selling and administrative costs in 2007 over 2006 required to support the licensing segment’s and recorders segment’s businesses. Reorganization costs incurred in connection with restructuring the Company’s indebtedness and preparing for the chapter 11 filing totaled $0.6 million in 2007.

Operating income is expected to total $5.1 million in 2007, compared to an operating loss of ($3.7) million in 2006, for the reasons discussed above.

Net income for 2007 is expected to total $0.9 million, or $0.23 per diluted share applicable to common stockholders, compared to a net loss of $3.9 million, or net loss of ($1.03 ) per diluted share applicable to common stockholders in 2006.

The foregoing information is subject to change based upon completion of the Company’s 2007 audit.

Ampex Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2008	By:	/s/ Joel D. Talcott
		Name:	Joel D. Talcott
		Title:	Vice President and Secretary